Exhibit 99.1

Ballard announces restructuring to lower total operating expenses by more than 30% to align with delayed market adoption, while maintaining long-term competitiveness and balance sheet strength

VANCOUVER, BC, Sept. 12, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced a global corporate restructuring to reduce corporate spending and in order to maintain balance sheet strength amid a slowdown in hydrogen infrastructure development and delayed fuel cell adoption.

"As discussed during our recent earnings call, in the context of a challenging macroeconomic and geopolitical outlook and amid protracted policy uncertainty, we see a multi-year push-out of the availability of low-cost, low carbon hydrogen and hydrogen refueling infrastructure.  As this delay represents a significant headwind to our corporate growth plan, we are implementing a cost restructuring to moderate our investment intensity and pacing to better align with delayed market adoption," said Mr. Randy MacEwen, Ballard President and CEO. "We expect our restructuring measures to impact our global operations, yielding annualized total operating expense savings in excess of 30%, with a substantial part of the annualized savings being realized in 2025."

The scope of reduction measures include a reduction in workforce, a rationalization in product development programs, operational consolidation, reduction in capital expenditures, and certain working capital improvement initiatives. Cost reduction measures are not expected to impact product delivery and program execution required to fulfill customer commitments.

"Given the leverage from the $94 million in US government funding awards, we continue to carefully assess our proposed investment for long-term manufacturing capacity expansion in Texas. We are reviewing financing optionality to extend our funding timeline, and delay material cash outlays, until we have appropriate market adoption indicators," Mr. MacEwen noted.

Mr. MacEwen continued, "With continued challenges in the China fuel cell market and underperformance of the Weichai Ballard joint venture, we are also conducting a strategic review of our China strategy, including all options relating to the WBJV."

"Notwithstanding the slowing timeline for market adoption, we remain confident in the long-term value proposition of hydrogen fuel cells. While the speed of travel has changed, we have unwavering conviction on the direction of travel, with clean hydrogen and fuel cells playing an important role in decarbonizing heavy mobility applications," Mr. MacEwen concluded. "We will continue our focus on customers and the development of next-generation, low-cost fuel cell products for select heavy mobility and stationary power applications, while maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability."

In connection with the restructuring, the Company expects to book a restructuring charge in Q3 2024.  The Company had $678 million of cash and cash equivalents as of June 30, 2024.  The Company reiterates its 2024 guidance ranges of $145 million to $165 million for Total Operating Expense1 (excluding restructuring and related costs) and $25 million to $40 million for Capital Expenditures2.

"As part of the restructuring, Paul Dobson and Mark Biznek will be departing as our Chief Financial Officer and Chief Operating Officer, respectively. Paul will be succeeded by Kate Igbalode as our new CFO effective immediately.  Mark will be succeeded by Lee Sweetland as our new COO effective at the end of 2024.  Paul and Mark will support their respective successors in an orderly transition.  We thank both Paul and Mark for their dedication and valued service to Ballard," said Mr. MacEwen.

Ms. Kate Igbalode was previously serving as Ballard's Vice President Corporate Finance & Strategy, enhancing our corporate strategy, management reporting and business capabilities, leveraging her strong technical and financial experience across the energy sector in the U.S. and Canada. Prior to joining Ballard in 2021, she most recently acted as a Director of Finance with Suncor Energy, Canada's largest integrated energy company, and held senior engineering roles with a leading Canadian energy company, the BC Energy Regulator, and consulting firms in the US and Canada. She holds an engineering degree from Colorado School of Mines and completed post-graduate economics curriculum from Queen's University. She is a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta.

Dr. Lee Sweetland was previously appointed SVP and Chief Transformation Officer in January 2024 and brings extensive project management, operations and process technology development experience.  Dr. Sweetland joined Ballard in 2018 and led the 6x expansion of Burnaby's operations, the 3x3 cost reduction program and the next generation bipolar plate cost reduction and process scale up project.  Prior to Ballard, Dr. Sweetland served as Manufacturing Technology Director in the New Markets sector of Johnson Matthey PLC, UK.  He spent a total of 18 years in JM, across all sectors, with a specific focus on capital project management, continuous improvement and operations management, including 5 years in JM's Fuel Cell business. Dr. Sweetland holds a Ph.D. in Chemical Engineering from Loughborough University.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market conditions, including hydrogen infrastructure development and fuel cell adoption timing, anticipated outcomes of restructuring activities, and impacts to operating expenses and capital expenditures for 2024. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Endnotes

[1] Total Operating Expenses refer to the measure reported in accordance with IFRS.
[2] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows

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SOURCE Ballard Power Systems Inc.

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For further information: Further Information: Ballard Power Systems: Sumit Kundu - Manager Investor Relations +1.604.453.3517 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 12-SEP-24